July 16, 2014

Ms. Anu Dubey

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 6 (the “Trust”)
(File No.: 333-196475) (CIK 1608099)

Dear Ms. Dubey:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via e-mail on July1, 2014 regarding the registration statement on Form S-6 for Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 6, filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2014. Please find below a response for each of your comments in the order that they were presented.

Comment 1

The fourth bullet point in the Investment Summary — Principal Risk Considerations (page A-5) states that the Trust is concentrated in securities issued by companies in the financial services industry, such as banks, insurance companies and investment firms. Please add disclosure of this concentration of the Trust’s investments in the Strategy of Portfolio Selection section.

Response 1

As we discussed on the telephone on July 15, 2014, the requested disclosure has been added to the prospectus in the Investment Summary — Description of Portfolio section (page A-5).

Comment 2

The fifth bullet point in the Investment Summary — Principal Risk Considerations (page A-5) describes the risks of investing in securities of foreign companies and companies located in emerging markets. Please add disclosure of the Trust’s investments in emerging markets in the Strategy of Portfolio Selection section.

Response 2

The requested disclosure has been added to the prospectus.

We have been advised that the sponsor proposes to deposit securities and to activate the subject Trust on or about July 17, 2014 or shortly thereafter, depending on market conditions. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the sponsor that the Registration Statement be made effective.

Please feel free to call me at (312) 845-3834 with any questions or comments.

Very truly yours,

Chapman and Cutler LLP

By                /s/ SCOTT R. ANDERSON________________

Scott R. Anderson

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